Filed by Ottawa Financial Corporation pursuant to
Rule 425 under the Securities Act of 1933
Subject Company: Ottawa Financial Corporation
Related Registration Statement No.: 333-47428

CONTACT:	Douglas J. Iverson Vice Chair & CEO Ottawa Financial Corporation 616-393-7002	FOR IMMEDIATE RELEASE November 28, 2000

OTTAWA FINANCIAL CORPORATION SHAREHOLDERS APPROVE
FIFTH THIRD MERGER

        Ottawa Financial Corporation (NASDAQ: OFCP) is pleased to announce that its shareholders have overwhelmingly approved Fifth Third Bancorp's (NASDAQ: FITB) acquisition of Ottawa and its subsidiary, AmeriBank. Ottawa and Fifth Third also received state and federal regulatory approval for the merger, which will be completed December 8, 2000.

        Headquartered in Holland, Michigan, AmeriBank has $1.1 billion in assets and 24 offices that serve Holland, Muskegon and Grand Rapids, Michigan. AmeriBank will be merged with Fifth Third Bank, Michigan, which will have $2.6 billion in assets and 62 full-service offices throughout western Michigan and northern Indiana.

       Investors and security holders are advised to read the proxy statement/prospectus regarding the transactions referenced in this press release because it contains important information. The proxy statement/prospectus has been filed with the Securities and Exchange Commission by Fifth Third Bancorp and Ottawa Financial Corporation. Security holders may receive a free copy of the proxy statement/prospectus and other related documents filed by Fifth Third and Ottawa at the Commission's website at http://www.sec.gov and/or from Fifth Third or Ottawa.

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        This document contains or may contain forward-looking statements about Ottawa Financial Corporation, Fifth Third Bancorp and the combined company which we believe are within the meaning of the Private Securities Litigation Reform Act of 1995. This document contains certain forward-looking statements with respect to the financial condition, results of operations, plans, objectives, future performance and business of Ottawa, Fifth Third and the combined company including statements preceded by, followed by or that include the words "believes," "expects," "anticipates" or similar expressions. These forward-looking statements involve certain risks and uncertainties. There are a number of important factors that could cause future results to differ materially from historical performance and these forward-looking statements. Factors that might cause such a difference include, but are not limited to: (1) competitive pressures among depository institutions increase significantly; (2) changes in the interest rate environment reduce interest margins; (3) prepayment speeds, loan sales volumes, charge-offs and loan loss provisions; (4) general economic conditions, either national or in the states in which Fifth Third and Ottawa do business, are less favorable than expected; (5) legislative or regulatory changes adversely affect the businesses in which Fifth Third and Ottawa are engaged; and (6) changes in the securities markets. Further information on other factors which could affect the financial results of Fifth Third after the merger are included in Fifth Third's and Ottawa's filings with the Securities and Exchange Commission. These documents are available free of charge at the Commission's website at http://www.sec.gov and/or from Ottawa or Fifth Third Bancorp.

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